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                              December 13, 2023

       Edmond Coletta
       President
       Casella Waste Systems Inc.
       25 Greens Hill Lane
       Rutland, VT 05701

                                                        Re: Casella Waste
Systems Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 17,
2023
                                                            Form 10-Q for the
Fiscal Quarter ended September 30, 2023
                                                            Filed November 2,
2023
                                                            File No. 000-23211

       Dear Edmond Coletta:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Fiscal Quarter ended September 30, 2023

       Financial Statements
       Note 4 - Business Combinations, page 11

   1. We understand from your disclosures on page 8 and in the press release attached to the
                                                        Form 8-K that you filed
on July 3, 2023, that you acquired four subsidiaries of GFL
                                                        Environmental Inc. on
June 30, 2023 in exchange for $525 million.

                                                        Tell us how you
evaluated Rule 3-05 and Article 11 of Regulation S-X in determining you would not file
historical and pro forma financial statements relative to the businesses acquired, and provide
us with the significance testing performed in formulating your view.
   2. We note that you present aggregated information regarding business acquisitions made during the periods
covered by your interim reports for the second and third fiscal quarters, ending June 30, 2023
and September 30, 2023, respectively.
 Edmond Coletta
Casella Waste Systems Inc.
December 13, 2023
Page 2

         However, given the apparent significance of your acquisition of the four entities from
         GFL Environmental Inc. on June 30, 2023, it appears that you would need to provide the information prescribed by FASB ASC 805-10-50-2, 20-50-1 and 30-50-1 separately for this transaction, as aggregation pursuant to FASB ASC 805-10-50-3, 20-50-2, and 30-50-
         2 generally applies to transactions that are individually immaterial.

         Please expand your disclosures in the filings referenced above as necessary to address the aforementioned guidance, relative to the transaction on June 30, 2023, or explain to us why you believe this would not apply in your circumstances if this is your view.
3. Given that you recognized a significant amount of goodwill in accounting for business acquisitions during the cumulative interim periods ended June 30, 2023 and September
         30, 2023, please expand your disclosures to include a qualitative description of the factors you believe make up the goodwill to comply with FASB ASC 805-30-50-1a.
4. As a portion of the purchase price for the acquisitions made during the cumulative interim periods ended June 30, 2023 and September 30, 2023 includes "holdbacks and additional consideration," please also address the requirements in FASB ASC 805-30-50-1c.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Lily Dang at 202-551-3867 with any questions.



FirstName LastNameEdmond Coletta                              Sincerely,
Comapany NameCasella Waste Systems Inc.
                                                              Division of
Corporation Finance
December 13, 2023 Page 2                                      Office of Energy
& Transportation
FirstName LastName